Contact

www.linkedin.com/in/logan-kishi-2876741a8 (LinkedIn)

Top Skills

Script Coverage
Writing
Attention to Detail

Honors-Awards

Winner Christian Worldview Film Festival - 48hr Race
Best Director
Best Horror
Nominee
Finalist

Logan Kishi

Writer-Producer | SAG-AFTRA Actor | Founder of Darkbox Entertainment | Antique Book Collector
Los Angeles Metropolitan Area

Summary

Here to create.Currently developing and producing my first psychological horror feature film. I've worked in the film industry since early childhood and have since moved into screenwriting, producing, and directing. I've produced short films that have screened and placed at festivals nationwide.

Experience

Darkbox Entertainment

Creative Producer
2024 - Present (2 years)
Los Angeles, CA

Developing and producing independent film projects through Darkbox Entertainment.

• Producing feature film, The Thing in the Hall, a contained PG-13 psychological horror film designed under the SAG Low Budget Agreement.

• Wrote The Thing in the Hall, which was named to the Gold List at the British Independent Film Festival and selected as a finalist at the Oxford Script Awards.

• Produced and wrote Autopsy Report, winner at Old Towne Film Festival.

• Produced, wrote, and directed Sleep, an official selection at Catalina Film Festival and Glendale International Film Festival.

• Produced, wrote, and directed Candy Shop, finalist at LEEDSflix and honorable mention at Folkestone Film Festival.

• Manage screenplay development, pitch materials, budgeting strategy, investor outreach, festival submissions, casting coordination, production planning, and creative producing.

• Building relationships with casting directors, sales agents, distributors, production partners, and investors to package and finance feature-length projects.

The Osbrink Agency

Professional Actor

2009 - 2026 (17 years)

Los Angeles, CA

SAG-AFTRA actor with 16 years of professional experience across film, television, commercials, voiceover, ADR, and print.

• Performed lead and supporting roles in numerous independent films, working across drama, thriller, horror, comedy, and character-driven projects.

• Appeared in co-star roles on television, gaining professional set experience in network and scripted production environments.

• Booked principal roles in nine commercial campaigns, collaborating with directors, agencies, clients, and production teams.

• Performed voiceover and ADR work on thirteen feature films.

• Worked as a print model on eleven campaigns, with experience in commercial, lifestyle, and promotional photography.

• Built a long-term professional foundation in auditioning, on-camera performance, set etiquette, script analysis, character development, and collaboration with directors and producers.

Zero Gravity Management

Creative Development Intern

March 2025 - June 2025 (4 months)

Los Angeles, California, United States

Seven Gables Real Estate

Social Media Manager

March 2021 - March 2023 (2 years 1 month)

Anaheim, California, United States

Paramount Pictures
Voice Over Artist
2019 - 2019 (less than a year)

ADR Voice Work for Wonder Park

Collective Development Corp
Actor
2019 - 2019 (less than a year)

Actor in The Christ Slayer

The American Film Institute
Actor
2019 - 2019 (less than a year)

Actor in the film Balloon

AMAZON MOTION PICTURES LLC
Voice Over Artist
2018 - 2018 (less than a year)

ADR Voice Work for The Dangerous Book for Boys

Blur Studio
Actor
2018 - 2018 (less than a year)

Motion Capture Actor for Construct

DreamWorks Animation
less than a year

Voice Over Artist
2017 - 2017 (less than a year)

ADR Voice Work for Captain Underpants

Voice Over Artist
2017 - 2017 (less than a year)

ADR Voice Work for The Boss Baby

Warner Bros. Entertainment
Voice Over Artist
2017 - 2017 (less than a year)

ADR Voice Work for The Lego Ninjago Movie

Paramount Pictures
Voice Over Artist
2017 - 2017 (less than a year)

ADR Voice Work for Daddy's Home 2

Collective Development Corp
Actor
2017 - 2017 (less than a year)

Actor in Chasing the Star

Collective Development for
Actor
2016 - 2016 (less than a year)

Actor in 40 Nights

DreamWorks Animation
Voice Over Artist
2016 - 2016 (less than a year)

ADR Voice Work for Kung Fu Panda 3

Sony
Voice Over Artist
2015 - 2015 (less than a year)

ADR Voice Work for Hotel Transylvania 2

Universal Pictures
Voice Over Artist
2015 - 2015 (less than a year)

ADR Voice Work for Krampus

Nickelodeon
Voice Over Artist
2014 - 2014 (less than a year)

ADR Voice Work for Nicky, Ricky, Dicky and Dawn

CBS
Actor
2011 - 2011 (less than a year)

Co-Star on Mike and Molly

ABC

Actor

2011 - 2011 (less than a year)

Co-Star on Last Man Standing

Education

Torrey Honors College

· (August 2023 - June 2025)

Biola University

Bachelor's degree, Cinematography and Film/Video Production · (August 2023 - July 2027)

Orange Lutheran High School

High School Diploma , General Studies · (2019 - 2023)